Exhibit (d)-(2)

GIANT INVESTMENT LIMITED

FORM OF DEFERRED PAYMENT AGREEMENT

This Deferred Payment Agreement (“Agreement”) is made as of July     , 2014, by and among             (“you” or “Participant”), Giant Investment Limited (the “Company”), an exempted company with limited liability incorporated under the Laws of the Cayman Islands, and Malibu Limited Partnership (the “Nominee”), a limited liability partnership established under the Laws of the Cayman Islands.

WHEREAS, Section 2.02(c) of that certain Agreement and Plan of Merger, dated as of March 17, 2014, as amended by Amendment No.1 to the Agreement and Plan of Merger, dated as of May 12, 2014 (the “Merger Agreement”), among the Company, Giant Interactive Group, Inc. (the “Target”), an exempted company with limited liability incorporated under the Laws of the Cayman Islands, and Giant Merger Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands, provides that each former holder (or his or her designee) of a Company RS that is cancelled at the Effective Time will, in exchange for such Company RS, be paid a cash amount equal to the Per Share Merger Consideration (the “RS Merger Consideration”); and

WHEREAS, the parties desire to enter into this Agreement in advance of the Effective Time.

NOW THEREFORE, intending to be legally bound, for and in consideration of the promises and mutual covenants and agreements contained in this Agreement, the parties agree as follows:

1. Agreement and Acknowledgement. The Company shall cause the Surviving Corporation to pay all of the RS Merger Consideration that would otherwise have been payable to you pursuant to the Merger Agreement (your “Deferred Amount”) to the Nominee, of which you are a limited partner. You hereby appoint the Nominee as your designee to receive your Deferred Amount under the Merger Agreement and agree and acknowledge that you will not receive your Deferred Amount from the Company or the Surviving Corporation.

2. Vesting.

(a) The Nominee shall pay, or cause to be paid to you, 20% of your Deferred Amount on each Vesting Date provided that on such Vesting Date, you are a Service Provider of the Target (or any direct or indirect subsidiary, parent or successor of the Target or Giant Group Holdings Limited (“Holdco”), an exempted company with limited liability incorporated under the Laws of the Cayman Islands and the 100% shareholder of the Company). Each such distribution will be made in cash, less applicable taxes and other withholdings. Each successive six (6) month anniversary of the Effective Time (or such later time as the Participant and the GP (as defined below) may mutually agree) is a “Vesting Date” (for the avoidance of any doubt, there are five (5) Vesting Dates over a period of thirty (30) months following the Effective Time).

(b) Notwithstanding the foregoing, if, at any time before the thirty (30) month anniversary of the Effective Time, you cease to be a Service Provider of the Target (or any direct or indirect subsidiary, parent or successor of the Target or Holdco) due to your death or Disability or your position as a Service Provider of the Target (or any direct or indirect subsidiary, parent or successor of the Target or Holdco) is terminated by the Target (or any direct or indirect subsidiary, parent or successor of the Target or Holdco) for a reason other than Cause, then, subject to you executing a separation and release of claims agreement in favor of the Nominee and the Target, the balance of your Deferred Amount will be paid to you within thirty (30) days following the later of (x) the date on which you cease to be a Service Provider of the Target (or any direct or indirect subsidiary, parent or successor of the Target or Holdco) or (y) the date the release of claims becomes effective and irrevocable.

3. Limited Partnership Agreement. (a) Participant shall cause a special purpose vehicle wholly owned by the Participant (the “SPV”) to enter into a limited partnership agreement (the “Limited Partnership Agreement”) immediately after the Closing, pursuant to which (i) Rainbow GP Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “GP”) will act as the general partner of the Nominee, (ii) the SPV will become a limited partner of the Nominee, and (iii) your Deferred Amount will be managed by the GP and distributed to the SPV in accordance with the vesting schedule contemplated in Section 2 hereof.

(b) The Participant agrees and undertakes that during the term of the Limited Partnership Agreement, the Participant may not transfer directly and indirectly its interest in the Nominee and shall remain as the 100% beneficial owner of the SPV.

4. Governing Law; Severability. This Agreement will be construed, administered and enforced according to the laws of the State of New York. In the event that any provision of this Agreement is held illegal or invalid for any reason, such illegality or invalidity will not affect the remaining provisions of this Agreement, and this Agreement will be interpreted and enforced as if such illegal and invalid provisions had never been set forth.

5. Dispute Resolution.

(a) Form and Venue.

(i) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time (the “Rules”) and as may be amended by this Section 5. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate an Arbitrator or agree on the joint nomination of the third Arbitrator, as applicable, within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(ii) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 5, any party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 5(a)(ii) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 5(a)(i) in any way.

(b) Special Acknowledgment.

EACH PARTY ACKNOWLEDGES AND AGREES THAT: (1) SUCH PARTY IS EXECUTING THIS AGREEMENT VOLUNTARILY AND WITHOUT ANY DURESS OR UNDUE INFLUENCE BY ANYONE ELSE; (2) SUCH PARTY HAS CAREFULLY READ AND FULLY UNDERSTANDS THIS AGREEMENT; (3) SUCH PARTY IS WAIVING ANY RIGHT TO A JURY TRIAL; AND (4) THIS AGREEMENT IS INTENDED TO BE STRICTLY ENFORCEABLE. EACH PARTY FURTHER ACKNOWLEDGES AND AGREES THAT IT HAS BEEN PROVIDED AN OPPORTUNITY TO SEEK THE ADVICE OF AN ATTORNEY OF ITS CHOICE BEFORE SIGNING THIS AGREEMENT.

6. Entire Agreement. This Agreement represents the entire agreement of the parties with respect to the subject matter herein and supersedes and replaces all prior or contemporaneous agreements and understandings, whether written or oral, among the parties relating to its subject matter.

7. Definition. Unless defined in this Section 6 or other provisions herein, capitalized terms used but not defined shall have the same meaning as set forth in the Merger Agreement.

(a) “Cause” (i) shall have the meaning ascribed to it in the employment agreement between the Participant and the Target, Holdco or any of their parents, subsidiaries, or successors, or (ii) if not specified therein, shall mean a termination of the Participant’s position as a Service Provider due to any of the following: (A) an act of fraud, bribery, extortion, willful theft or embezzlement in connection with the Participant’s position as a Service Provider at, or otherwise in relation to or affecting, the Target, Holdco or any of their parents, subsidiaries, or successors; (B) any unauthorized use or unauthorized disclosure of any confidential information or trade secrets of the Target, Holdco or any of their parents, subsidiaries, or successors; (C) willful failure to substantially perform reasonable and lawful instructions of the Target, Holdco or any of their parents, subsidiaries, or successors; (D) gross negligence that is materially injurious to the Target, Holdco or any of their parents, subsidiaries, or successors; (E) any other violation of a written employment or confidentiality agreement with the Target, Holdco or any of their parents, subsidiaries, or successors; or (F) a conviction (including a no contest or guilty plea) of a felony crime or any crime involving moral turpitude, dishonesty or fraud under Laws of the PRC or other applicable jurisdiction.

(b) “Disability” shall mean permanently and totally disabled under Section 22(e)(3) of the U.S. Code or total disabled under applicable PRC laws.

(c) “Service Provider” shall mean an employee, director or consultant of the Target, Holdco or any of their respective direct or indirect subsidiaries (whose specific position shall be determined by the Target (or any direct or indirect subsidiary, parent or successor of the Target or Holdco).

8. Modification and Termination. This Agreement may be amended or terminated only in writing signed by the parties.

9. No Assignment. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other parties and any purported assignment, delegation or transfer in violation of this Section 8 is void.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

GIANT INVESTMENT LIMITED

By:
Name:
Title:

PARTICIPANT

Signed:
Date:

MALIBU LIMITED PARTNERSHIP

By:	Rainbow GP Limited, as its general partner

By:
Name:
Title: